ON Semiconductor Corporation
5701 N. Pima Road
Scottsdale, Arizona 85250

October 2, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sarah Sidwell; Jay Ingram

Re: ON Semiconductor Corporation
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-298477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), ON Semiconductor Corporation (the “Registrant”) hereby respectfully requests that the Registrant’s Registration Statement on Form S-4 (File No. 333-298477), together with all exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2026, be withdrawn, effective as of the date hereof. The Registrant is withdrawing the Registration Statement because it no longer plans to issue the shares of the Registrant’s common stock in connection with the acquisition of Synaptics Incorporated described in the Registration Statement. The Registrant represents that no securities have been sold in connection with the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Michael J. Mies at (650) 470-3130 or Christopher P. Hammond at (650) 470-3177 of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Registrant, if you have any questions regarding this matter.

Sincerely,

ON Semiconductor Corporation

/s/ Paul Dutton
Name: Paul Dutton
Title: Senior Vice President, Chief Legal Officer and Secretary